Exhibit 99.7
15 January 2007
Catlin Group Limited
Compulsory Acquisition of Wellington Shares
and Closing of the Offer
Catlin is pleased to announce that it has received valid acceptances from Wellington Shareholders in respect of 488,979,717 Wellington Shares, representing approximately 96.6 per cent. of Wellington Shares to which the Offer relates. Accordingly, Catlin is today issuing notices under Paragraph 2 of Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006 to Wellington Shareholders who have not yet accepted the Offer that it now intends to exercise its rights to acquire compulsorily all those Wellington Shares still outstanding at the expiry of the requisite notice period on the same terms as the Offer. In the meantime, the basic terms of the Offer (but not the Mix and Match Facility) remain open for acceptance. Forms of Acceptance and Election not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form Of Acceptance And Election so as to be received as soon as possible.
The Offer will close at midnight on 26 February 2007, being not less than 14 days from the date of this announcement.
Further to Catlin’s announcement on 22 December 2006, Wellington Shareholders are reminded that the cancellation of Wellington Shares from the Official List of the UK Listing Authority and from trading on the London Stock Exchange’s main market for listed securities is expected to take effect on 25 January 2007.
Terms used in this announcement shall have the meaning given to them in the Offer Document.
Enquiries
For further information, contact:
Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com
William Spurgin (Head of Investor Relations, London)
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com
Maitland
Public relations adviser to Catlin
Liz Morley
Tel: +44 (0)20 7379 5151

Email: emorley@maitland.co.uk
The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
Citigroup Global Markets, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.
This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.
The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.
The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgement.
The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.